RUMBLEON, INC.
4521 Sharon Road, Suite 370
Charlotte, North Carolina 28211

June 4, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
RumbleOn, Inc.
Registration Statement on Form S-3
File No. 333-225217

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, RumbleOn, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-225217) filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission on or before 4:00 p.m. Eastern Time, Wednesday, June 6, 2018, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Michael Francis at (305) 982-5581.

Very truly yours,

RUMBLEON, INC.

By: /s/ Steven R. Berrard
Name: Steven R. Berrard
Title: Chief Financial Officer